November 15, 2005



Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

RE:	A.P. Pharma, Inc.
	Form 10-K for the period ended December 31, 2004

Dear Mr. Rosenberg:

This letter responds to the comment of the staff of the Securities and Exchange Commission (the "Staff") set forth in the letter dated October 31, 2005 in connection with the above referenced 10-K filing.

Comment No. 1
-------------

Note 10 - Discontinued Operations
---------------------------------

Analytical Standards Division
-----------------------------

Please explain to us your basis for including the net present value of the guaranteed minimum royalties in calculating the gain on the disposal of these operations. Include any references to the specific paragraphs within the applicable authoritative literature upon which you relied in this determination. Also tell us the amount of these future minimum royalties, the amount you are included in your gain calculation, and how the anticipated receipt of the royalties is reflected in your financial statements, particularly the statement of financial position.

Response to Comment No. 1
-------------------------

On February 13, 2003, we completed the sale of our Analytical Standards division to GFS Chemicals, Inc. ("GFS"), a private company based in Columbus, Ohio. In this transaction, our goal was to achieve total consideration for this business of approximately $2.5 million, commensurate with our estimate of its fair value at that time. We achieved this value by agreeing to accept $2.1 million in cash upon the execution of the transaction and to accept guaranteed payments aggregating $425,000 over a period of five years following the execution of the transaction. The guaranteed payments were described in the agreement as "minimum royalty payments" so any royalties owed would take into account these guaranteed payments. However, regardless of whether any sales by GFS occurred (which would result in royalty amounts payable to AP Pharma), GFS would be required to make the guaranteed payments owed under the arrangement or they would be in breach of the contract. Therefore, we ascertained that these payments were akin to a financing arrangement. We considered the collectibility of these guaranteed payments and determined that based on the financial health of GFS, collectibility of the amounts was assured at the execution of the transaction. Therefore, we included the guaranteed payment amounts in our determination of the gain on the sale of this business.

We applied the provisions of SFAS144, APB 30 and SFAS141 in our accounting for this transaction. Because the amounts were determinable, unconditionally guaranteed and collectibility was assured, the entire amount of the aggregate payments, or $425,000, was included in the gain from the disposition of this business. Due to the long payment period (i.e., five years), we computed the net present value of these payments.

The entire gain (including the net present value of the guaranteed payments) was included in the statement of operations for the year ended December 31, 2003 in the caption "Gain on disposition of discontinued operations, net of taxes". This caption is included in discontinued operations in this statement of operations. The amounts representing the unpaid portion of the net present value of the guaranteed payments are included in the asset captions "Prepaids and other current assets" and "Other long-term assets", and classification between short term and long term is based on the timing of the related payments.

We hope that this response above adequately addresses your comment. In accordance with your request, this response letter is being filed on EDGAR. Please contact the undersigned at (650) 366-2626, if you have any questions regarding our response to the Staff's comment letter.

Sincerely,


/S/ Gordon Sangster
-------------------
Gordon Sangster
Chief Financial Officer